UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sharper Image Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

820013100

(CUSIP Number)

Richard J. Thalheimer

336 Bon Air Center, #435

Greenbrae, California  94904

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 820013100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard J. Thalheimer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 154,000 shares of Common Stock (includes 90,000 shares of Common Stock issuable upon the exercise of options to purchase shares of Common Stock)

	8.	Shared Voting Power 0 shares of Common Stock

	9.	Sole Dispositive Power 154,000 shares of Common Stock (includes 90,000 shares of Common Stock issuable upon the exercise of options to purchase shares of Common Stock)

	10.	Shared Dispositive Power 0 shares of Common Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
154,000 shares of Common Stock (includes 90,000 shares of Common Stock issuable upon the exercise of options to purchase shares of Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 19, 2006 (the “Schedule 13D”) by Richard J. Thalheimer, an individual (the “Reporting Person”), relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Sharper Image Corporation, a Delaware corporation (the “Company”), as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on May 8, 2007.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 4.            Purpose of Transaction.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 4 and 6 of the Schedule 13D are hereby amended to add the following information:

Pursuant to the terms of a Purchase Agreement, dated May 16, 2007, by and among Richard Thalheimer Revocable Trust established 3/6/89 (of which the Reporting Person is the trustee and the sole beneficiary), on the one hand, and SCSF Equities, LLC, on the other hand, Richard Thalheimer Revocable Trust established 3/6/89 agreed to sell, and SCSF Equities, LLC agreed to purchase, 1,490,000 shares of Common Stock for an aggregate purchase price of $13,782,500.00, or $9.25 per share.  This transaction was consummated on May 23, 2007.  This Purchase Agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Pursuant to the terms of a Purchase Agreement, dated May 16, 2007, by and among Richard Thalheimer Revocable Trust established 3/6/89, Richard Thalheimer 2005 Annuity Trust established 7/29/05 (of which the Reporting Person is the trustee, John Comyns is the special trustee and the Reporting Person is the sole beneficiary), Richard Thalheimer Children’s Trust established 1/16/89 (of which John Comyns is the trustee and the Reporting Person’s children are the beneficiaries), Richard &Elyse Thalheimer Irrevocable Trust established 5/16/95 (of which John Comyns is the trustee and the Reporting Person and his wife are the beneficiaries), Richard Thalheimer 1997 Annuity Trust established 1/28/97 (of which the Reporting Person is the trustee, John Comyns is the special trustee and the Reporting Person is the sole beneficiary), Richard Thalheimer 1997 Grantor Annuity Trust dated 12/17/97 (of which the Reporting Person is the trustee, John Comyns is the special trustee and the Reporting Person is the sole beneficiary), and Richard Thalheimer Irrevocable Trust established 5/24/99 (of which John Comyns is the trustee and the Reporting Person is the sole beneficiary), on the one hand, and Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, on the other hand, (i) Richard Thalheimer Revocable Trust established 3/6/89 agreed to sell, and Starboard Value and Opportunity Master Fund Ltd. agreed to purchase, 399,960 shares of Common Stock; (ii) Richard Thalheimer 2005 Annuity Trust established 7/29/05 agreed to sell, and Starboard Value and Opportunity Master Fund Ltd. agreed to purchase, 100,002 shares of Common Stock; (iii) Richard Thalheimer Children’s Trust established 1/16/89 agreed to sell, and Starboard Value and Opportunity Master Fund Ltd. agreed to purchase, 67,500 shares of Common Stock; (iv) Richard &Elyse Thalheimer Irrevocable Trust established 5/16/95 agreed to sell, and Starboard Value and Opportunity Master Fund Ltd. agreed to purchase, 119,203 shares of Common Stock; (v)

Richard &Elyse Thalheimer Irrevocable Trust established 5/16/95 agreed to sell, and Parche, LLC agreed to purchase, 12,766 shares of Common Stock; (vi) Richard Thalheimer 1997 Annuity Trust established 1/28/97 agreed to sell, and Parche, LLC agreed to purchase, 33,673 shares of Common Stock; (vii) Richard Thalheimer 1997 Grantor Annuity Trust dated 12/17/97 agreed to sell, and Parche, LLC agreed to purchase, 58,722 shares of Common Stock; and (viii) Richard Thalheimer Irrevocable Trust established 5/24/99 agreed to sell, and Parche, LLC agreed to purchase, 25,632 shares of Common Stock, for an aggregate purchase price of $7,561,486.50, or $9.25 per share.  These transactions were consummated on May 23, 2007.  This Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.

Pursuant to the terms of a Purchase Agreement, dated May 16, 2007, by and among Richard Thalheimer 1997 Annuity Trust established 1/28/97, on the one hand, and SAL Investments LLC, on the other hand, Richard Thalheimer 1997 Annuity Trust established 1/28/97 agreed to sell, and SAL Investments LLC agreed to purchase, 150,000 shares of Common Stock for an aggregate purchase price of $1,387,500.00, or $9.25 per share.  This transaction was consummated on May 23, 2007.  This Purchase Agreement is attached hereto as Exhibit 3 and is incorporated by reference herein.

Pursuant to the terms of a Purchase Agreement, dated May 16, 2007, by and among Richard Thalheimer 1997 Grantor Annuity Trust dated 12/17/97, on the one hand, and Jerry W. Levin IRA Rollover Trust, on the other hand, Richard Thalheimer 1997 Grantor Annuity Trust dated 12/17/97 agreed to sell, and Jerry W. Levin IRA Rollover Trust agreed to purchase, 150,000 shares of Common Stock for an aggregate purchase price of $1,387,500.00, or $9.25 per share.  This transaction was consummated on May 23, 2007.  This Purchase Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein.

Pursuant to the terms of a Purchase Agreement, dated May 16, 2007, by and among Richard Thalheimer 1997 Grantor Annuity Trust dated 12/17/97, on the one hand, and Steven R. Isko, on the other hand, Richard Thalheimer 1997 Grantor Annuity Trust dated 12/17/97 agreed to sell, and Steven R. Isko agreed to purchase, 30,000 shares of Common Stock for an aggregate purchase price of $277,500.00, or $9.25 per share.  This transaction was consummated on May 23, 2007.  This Purchase Agreement is attached hereto as Exhibit 5 and is incorporated by reference herein.

Pursuant to the terms of a Purchase Agreement, dated May 16, 2007, by and among Richard Thalheimer 1997 Grantor Annuity Trust dated 12/17/97, on the one hand, and Michael A. Popson, on the other hand, Richard Thalheimer 1997 Grantor Annuity Trust dated 12/17/97 agreed to sell, and Michael A. Popson agreed to purchase, 30,000 shares of Common Stock for an aggregate purchase price of $277,500.00, or $9.25 per share.  This transaction was consummated on May 23, 2007.  This Purchase Agreement is attached hereto as Exhibit 6 and is incorporated by reference herein.

Pursuant to the terms of a Purchase Agreement, dated May 16, 2007, by and among Richard Thalheimer Irrevocable Trust established 5/24/99, on the one hand, and Knightspoint Partners II LP, on the other hand, Richard Thalheimer Irrevocable Trust established 5/24/99 agreed to sell, and Knightspoint Partners II LP agreed to purchase, 25,000 shares of Common

Stock for an aggregate purchase price of $231,250.00, or $9.25 per share.  This transaction was consummated on May 23, 2007.  This Purchase Agreement is attached hereto as Exhibit 7 and is incorporated by reference herein.

In connection with the aforementioned Purchase Agreements, the Reporting Person entered into an Agreement, dated as of May 16, 2007, by and among the Company and the Reporting Person, pursuant to which the Reporting Person agreed to cancel options to purchase an aggregate of 135,000 shares of Common Stock, effective as of the consummation of the transactions contemplated by the Purchase Agreements referred to in each of the preceding eight paragraphs.  This Agreement is attached hereto as Exhibit 8 and is incorporated by reference herein.

Except as set forth above, the Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.            Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended, in relevant part, to add the following information:

(a), (b).  As of the close of business on May 23, 2007, the Reporting Person beneficially owned 154,000 shares of Common Stock (including 90,000 shares of Common Stock issuable upon the exercise of options to purchase shares of Common Stock), which represent approximately 1.0% of the Common Stock outstanding (assuming the exercise of all of the options to purchase shares of Common Stock held by the Reporting Person).

The 154,000 shares of Common Stock reported in this Amendment No. 2 include (i) 64,000 shares of Common Stock held by Richard Thalheimer Revocable Trust established 3/6/89, of which the Reporting Person is the trustee and the sole beneficiary; and (ii) 90,000 shares of Common Stock issuable upon the exercise of options to purchase shares of Common Stock held by the Reporting Person.

The Reporting Person has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all 154,000 shares of Common Stock reported in this Amendment No. 2.  The Reporting Person does not have the power to vote or direct the vote or dispose or direct the disposition of any of the 90,000 shares of Common Stock that he would own upon the exercise of options to purchase shares of Common Stock prior to his receipt of such shares of Common Stock upon exercise of such options.

(c).  Except as set forth herein, the Reporting Person has not effected any transaction in the Common Stock since May 8, 2007, which was the date of the Reporting Person’s most recent filing on Schedule 13D.

(d).  Not applicable.

(e).  On May 23, 2007, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 7.            Material to be Filed as Exhibits.

Exhibit 1	Purchase Agreement, dated May 16, 2007, by and among Richard Thalheimer Revocable Trust established 3/6/89 and SCSF Equities, LLC.

Exhibit 2

Purchase Agreement, dated May 16, 2007, by and among Richard Thalheimer Revocable Trust established 3/6/89, Richard Thalheimer 2005 Annuity Trust established 7/29/05, Richard Thalheimer Children’s Trust established 1/16/89, Richard &Elyse Thalheimer Irrevocable Trust established 5/16/95, Richard Thalheimer 1997 Annuity Trust established 1/28/97, Richard Thalheimer 1997 Grantor Annuity Trust dated 12/17/97, and Richard Thalheimer Irrevocable Trust established 5/24/99 and Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC.

Exhibit 3	Purchase Agreement, dated May 16, 2007, by and among Richard Thalheimer 1997 Annuity Trust established 1/28/97 and SAL Investments LLC.

Exhibit 4	Purchase Agreement, dated May 16, 2007, by and among Richard Thalheimer 1997 Grantor Annuity Trust dated 12/17/97 and Jerry W. Levin IRA Rollover Trust.

Exhibit 5	Purchase Agreement, dated May 16, 2007, by and among Richard Thalheimer 1997 Grantor Annuity Trust dated 12/17/97 and Steven R. Isko.

Exhibit 6	Purchase Agreement, dated May 16, 2007, by and among Richard Thalheimer 1997 Grantor Annuity Trust dated 12/17/97 and Michael A. Popson.

Exhibit 7	Purchase Agreement, dated May 16, 2007, by and among Richard Thalheimer Irrevocable Trust established 5/24/99 and Knightspoint Partners II LP.

Exhibit 8	Agreement, dated as of May 16, 2007, by and among Sharper Image Corporation, a Delaware corporation, and Richard J. Thalheimer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2007

RICHARD J. THALHEIMER

By:	/s/ Richard J. Thalheimer